SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO §240.13D-2(a)

(Amendment No. 1)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Andrew D. Wingate, as Co-Trustee

35 Windsor Road

North Haven, Connecticut 06473

(203) 772-2600

with a copy to:

Robert W. Downes

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2018

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 15 Pages)

CUSIP No. 448579102	SCHEDULE 13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees of the trusts listed on Appendix A-1.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,896,048*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,896,048*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,896,048*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2*
14	TYPE OF REPORTING PERSON OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 27, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed with the Securities and Exchange Commission on May 3, 2018, as adjusted to account for an aggregate of 2,127,000 shares of Class B Common Stock that were repurchased by the Issuer from the Reporting Persons on May 4, 2018. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 114,839,553 shares of Common Stock outstanding as of April 27, 2018, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent 6.7% of the total voting power of the Common Stock as of April 27, 2018, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 27, 2018, as adjusted, which is comprised of 46,469,910 shares of Class A Common Stock and 68,369,643 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	SCHEDULE 13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON CIBC Trust Company (Bahamas) Limited, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees of the trusts listed on Appendix A-2.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,561,056*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,561,056*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,561,056*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3*
14	TYPE OF REPORTING PERSON OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 27, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed with the Securities and Exchange Commission on May 3, 2018, as adjusted to account for an aggregate of 2,127,000 shares of Class B Common Stock that were repurchased by the Issuer from the Reporting Persons on May 4, 2018. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 114,839,553 shares of Common Stock outstanding as of April 27, 2018, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent 2.1% of the total voting power of the Common Stock as of April 27, 2018, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 27, 2018, as adjusted, which is comprised of 46,469,910 shares of Class A Common Stock and 68,369,643 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	SCHEDULE 13D	Page 4 of 15 Pages

EXPLANATORY NOTE: This Amendment No. 1 to Schedule 13D (the “Amendment”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”). This Amendment amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Schedule 13D”). The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 1.	Security and Issuer.

This Amendment amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 26, 2010 as filed by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees of the trusts listed on Appendix A-1 therein, and CIBC Trust Company (Bahamas) Limited, Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees of the trusts listed on Appendix A-2 therein related to the Class A common stock of the Issuer. The address of the principal executive office of the Issuer is 150 North Riverside Plaza, Chicago, Illinois 60606.

Item 2.	Identity and Background

Clauses (a)-(c) of Item 2 of the Schedule 13D are hereby amended and restated in its entirety as follows:

(a)-(c) This Schedule 13D is being filed by: Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees of the trusts listed on Appendix A-1, and CIBC Trust Company (Bahamas) Limited, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees of the trusts listed on Appendix A-2 (collectively, the “Reporting Persons”).

The address of the principal business and principal office of the Reporting Persons is for Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees of the trusts listed on Appendix A-1, 35 Windsor Road, North Haven, Connecticut 06473 and for CIBC Trust Company (Bahamas) Limited, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees of the trusts listed on Appendix A-2, P.O. Box N-3933, Goodman’s Bay Corporate Centre, West Bay Street, Nassau, Bahamas. The Reporting Persons are principally engaged in the business of investing the assets of the trusts for the benefit of the beneficiaries of such trusts.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of August 26, 2010, a copy of which is attached as Exhibit 1 to this Schedule 13D.

The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the other persons referred to on Schedule B attached to this Schedule 13D (the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act. Schedule B attached to this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

CUSIP No. 448579102	SCHEDULE 13D	Page 5 of 15 Pages

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by inserting the following at the end of such Item:

On May 4, 2018, Andrew D. Wingate and Lucinda S. Falk, each a Reporting Person, entered into a Purchase and Sale Agreement with the Issuer pursuant to which the Issuer agreed to purchase an aggregate of 2,127,000 shares of Class B Common Stock from those Reporting Persons at a price of $77.6954 per share, which represents the volume weighted average price for the Class A Common Stock for the three trading-day period ending May 4, 2018 as reported by Bloomberg, for an aggregate purchase price of $165,258,116. The closing of such transactions occurred on May 7, 2018.

Item 5.	Interests in Securities of the Issuer.

Clauses (a)-(b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows and clause (c) of Item 5 of the Schedule 13D is hereby supplemented by inserting the following at the end thereof:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 6,457,104 shares of Class A Common Stock issuable upon conversion of 6,457,104 shares of Class B Common Stock beneficially owned by the Reporting Persons. The number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 9.4% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Reporting Persons represents 5.6% of the total number of shares of Common Stock outstanding and 8.8% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock and, in each case, as adjusted to account for an aggregate of 2,127,000 shares of Class B Common Stock that were repurchased by the Issuer from the Reporting Persons on May 4, 2018, as described below.

Schedule A sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

Based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members, as set forth in Schedule B described below, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 36,544 shares of currently issued Class A Common Stock and 66,099,248 shares of Class A Common Stock issuable upon conversion of 66,099,248 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents less than 0.1% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 96.7% of the total number of shares of Class B Common Stock outstanding, as adjusted to account for an aggregate of 2,127,000 shares of Class B Common Stock that were repurchased by the Issuer from the Reporting Persons on May 4, 2018, as described below. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 57.6% of the total number of shares of Common Stock outstanding and 90.5% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock and, in each case, as adjusted to account for an aggregate of 2,127,000 shares of Class B Common Stock that were repurchased by the Issuer from the Reporting Persons on May 4, 2018, as described below.

CUSIP No. 448579102	SCHEDULE 13D	Page 6 of 15 Pages

Schedule B sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Separately Filing Group Member. All such information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

All references to the number of shares outstanding are as of April 27, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed with the Securities and Exchange Commission on May 3, 2018, as adjusted to account for an aggregate of 2,127,000 shares of Class B Common Stock that were repurchased by the Issuer from the Reporting Persons on May 4, 2018. The information set forth in this Schedule 13D, including Schedule A and Schedule B hereto, with respect to the percentage of shares of Class A Common Stock beneficially owned is based on 46,469,910 shares of Class A Common Stock outstanding as of April 27, 2018, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The information with respect to the percentage of shares of Class B Common Stock beneficially owned is based on 68,369,643 shares of Class B Common Stock outstanding as of April 27, 2018, as adjusted. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. The information shown with respect to the percentage of total Common Stock beneficially owned is based on 114,839,553 shares of Common Stock outstanding as of April 27, 2018. The information with respect to the percentage of total voting power is based on 46,469,910 shares of Class A Common Stock and 68,369,643 shares of Class B Common Stock outstanding as of April 27, 2018, as adjusted, and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.

Each Reporting Person disclaims beneficial ownership of the shares held by any other Reporting Person or any of the Separately Filing Group Members. The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) of the Act or otherwise, the beneficial owner of shares held by any other Reporting Person or any of the Separately Filing Group Members.

(c) As described in Item 4 above, on May 4, 2018, Andrew D. Wingate and Lucinda S. Falk, each a Reporting Person, entered into a Purchase and Sale Agreement with the Issuer pursuant to which the Issuer agreed to purchase an aggregate of 2,127,000 shares of Class B Common Stock from those Reporting Persons at a price of $77.6954 per share, which represents the volume weighted average price for the Class A Common Stock for the three trading-day period ending May 4, 2018 as reported by Bloomberg, for an aggregate purchase price of $165,258,116. The closing of such transactions occurred on May 7, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by inserting the following at the end of such Item:

On May 4, 2018, Andrew D. Wingate and Lucinda S. Falk, each a Reporting Person, entered into a Purchase and Sale Agreement with the Issuer pursuant to which the Issuer agreed to purchase an aggregate of 2,127,000 shares of Class B Common Stock from those Reporting Persons at a price of $77.6954 per share, which represents the volume weighted average price for the Class A Common Stock for the three trading-day period ending May 4, 2018 as reported by Bloomberg, for an aggregate purchase price of $165,258,115. The closing of such transactions occurred on May 7, 2018.

CUSIP No. 448579102	SCHEDULE 13D	Page 7 of 15 Pages

The summary of the Purchase and Sale Agreement contained in this Item 6 is qualified in its entirety by reference to the text of the Purchase and Sale Agreement, a copy of which is filed as Exhibit 2 to this Amendment No. 1 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated as of August 26, 2010, by and among KLP 2010 ANP Mirror Trust A, KLP 2010 ANP Mirror Trust B, KLP 2010 PG Family Trust, Don Family Trust #6-Julia, Don Family Trust #6-Theodore, LaSalle Family Trust #8-Julia, LaSalle Family Trust #8-Theodore, JSPV 2010 LaSalle Mirror Trust #56, TSPV 2010 LaSalle Mirror Trust #60, R.A. Family Trust #6-Julia, R.A. Family Trust #6-Theodore, KLP 2010 A.N.P. Mirror Trust #23, KLP 2010 A.N.P. Mirror Trust #24, KLP 2010 A.N.P. Mirror Trust #29, KLP 2010 A.N.P. Mirror Trust #30, Don Family Trust #6-Allison, ACPS 2010 ECI Mirror Trust #5, LaSalle Family Trust #8-Allison, ACPS 2010 LaSalle Mirror Trust #19, R.A. Family Trust #6-Allison, Don Family Trust #6-Dana, DJPS 2010 ECI Mirror Trust #6, LaSalle Family Trust #8-Dana, DJPS 2010 LaSalle Mirror Trust #46, R.A. Family Trust #6-Dana, KLP 2006-N3 Family Trust, KLP 2006 N-4 Family Trust, JV 2010 N-1 Trust, TV 2010 N-1 Trust, AS 2010 N-1 Trust and DS 2010 N-1 Trust pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 to the Schedule 13D filed with the Securities and Exchange Commission on August 26, 2010 by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees of the trusts listed on Appendix A-1 therein, and CIBC Trust Company (Bahamas) Limited, Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees of the trusts listed on Appendix A-2 therein).

Exhibit 2:	Purchase and Sale Agreement, dated as of May 4, 2018, between the Issuer and Andrew D. Wingate and Lucinda S. Falk (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2018).

Exhibit 3:	Secretary’s Certificate of CIBC Trust Company (Bahamas) Limited evidencing authority of signatories to sign and file Schedule 13D and related documents on behalf of CIBC Trust Company (Bahamas) Limited.

CUSIP No. 448579102	SCHEDULE 13D	Page 8 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 7, 2018

Andrew D. Wingate, not individually, but solely as a co-trustee of KLP 2010 ANP Mirror Trust A, KLP 2010 ANP Mirror Trust B, KLP 2010 PG Family Trust, Don Family Trust #6-Julia, Don Family Trust #6-Theodore, LaSalle Family Trust #8-Julia, LaSalle Family Trust #8-Theodore, JSPV 2010 LaSalle Mirror Trust #56, TSPV 2010 LaSalle Mirror Trust #60, R.A. Family Trust #6-Julia, R.A. Family Trust #6-Theodore, KLP 2010 A.N.P. Mirror Trust #23, KLP 2010 A.N.P. Mirror Trust #24, KLP 2010 A.N.P. Mirror Trust #29, KLP 2010 A.N.P. Mirror Trust #30, Don Family Trust #6-Allison, ACPS 2010 ECI Mirror Trust #5, LaSalle Family Trust #8-Allison, ACPS 2010 LaSalle Mirror Trust #19, R.A. Family Trust #6-Allison, Don Family Trust #6-Dana, DJPS 2010 ECI Mirror Trust #6, LaSalle Family Trust #8-Dana, DJPS 2010 LaSalle Mirror Trust #46, R.A. Family Trust #6-Dana, ECI Trust – Julia and ECI Trust—Theodore

By:	/s/ Andrew D. Wingate
Name:	Andrew D. Wingate
Title:	Co-Trustee

Andrew D. Wingate, not individually, but solely as a co-trustee of KLP 2006-N3 Family Trust

By:	/s/ Andrew D. Wingate
Name:	Andrew D. Wingate
Title:	Co-Trustee

CIBC Trust Company (Bahamas) Limited, not individually, but solely as a co-trustee of, KLP 2006 N-4 Family Trust, JV 2010 N-1 Trust, TV 2010 N-1 Trust, AS 2010 N-1 Trust and DS 2010 N-1 Trust

By:	/s/ M. Carmen Butler
Name:	M. Carmen Butler
Title:	Authorized Signatory*

CUSIP No. 448579102	SCHEDULE 13D	Page 9 of 15 Pages

By:	/s/ Helen M. Carroll
Name:	Helen M. Carroll
Title:	Authorized Signatory*

*	A Secretary’s Certificate evidencing the authority of such persons to file this Amendment No. 1 on behalf of CIBC Trust Company (Bahamas) Limited is filed as Exhibit 3 to this Schedule 13D.

CUSIP No. 448579102	SCHEDULE 13D	Page 10 of 15 Pages

Appendix A-1

KLP 2010 ANP Mirror Trust A

KLP 2010 ANP Mirror Trust B

KLP 2010 PG Family Trust

Don Family Trust #6-Julia

Don Family Trust #6-Theodore

LaSalle Family Trust #8-Julia

LaSalle Family Trust #8-Theodore

JSPV 2010 LaSalle Mirror Trust #56

TSPV 2010 LaSalle Mirror Trust #60

R.A. Family Trust #6-Julia

R.A. Family Trust #6-Theodore

KLP 2010 A.N.P. Mirror Trust #23

KLP 2010 A.N.P. Mirror Trust #24

KLP 2010 A.N.P. Mirror Trust #29

KLP 2010 A.N.P. Mirror Trust #30

Don Family Trust #6-Allison

ACPS 2010 ECI Mirror Trust #5

LaSalle Family Trust #8-Allison

ACPS 2010 LaSalle Mirror Trust #19

R.A. Family Trust #6-Allison

Don Family Trust #6-Dana

DJPS 2010 ECI Mirror Trust #6

LaSalle Family Trust #8-Dana

DJPS 2010 LaSalle Mirror Trust #46

R.A. Family Trust #6-Dana

ECI Trust-Julia

ECI Trust-Theodore

CUSIP No. 448579102	SCHEDULE 13D	Page 11 of 15 Pages

Appendix A-2

KLP 2006-N3 Family Trust

KLP 2006 N-4 Family Trust

JV 2010 N-1 Trust

TV 2010 N-1 Trust

AS 2010 N-1 Trust

DS 2010 N-1 Trust

CUSIP No. 448579102	SCHEDULE 13D	Page 12 of 15 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees of the trusts listed on Appendix A-1.	—	—	4,896,048	7.2%	4.3%	6.7%
CIBC Trust Company (Bahamas) Limited, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees of the trusts listed on Appendix A-2.	—	—	1,561,056	2.3%	1.4%	2.1%

[1]	All references to the number of shares outstanding are as of April 27, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed with the Securities and Exchange Commission on May 3, 2018, as adjusted to account for an aggregate of 2,127,000 shares of Class B Common Stock that were repurchased by the Issuer from the Reporting Persons on May 4, 2018.
[2]	The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 46,469,910 shares of Class A Common Stock outstanding as of April 27, 2018, as adjusted, and assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 68,369,643 shares of Class B Common Stock outstanding as of April 27, 2018, as adjusted, and assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[4]	The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 46,469,910 shares of Class A Common Stock and 68,369,643 shares of Class B Common Stock outstanding as of April 27, 2018, as adjusted.
[5]	With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of April 27, 2018, as adjusted, which is comprised of 46,469,910 shares of Class A Common Stock and 68,369,643 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	SCHEDULE 13D	Page 13 of 15 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
CIBC Trust Company (Bahamas) Limited in its capacity as trustee and Other Reporting Persons[6]	—	—	781,807	1.1%	0.7%	1.1%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	1,410	*	22,520,767	32.9%	19.6%	30.8%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	70,000	*	*	*
Trustees of the Jennifer N. Pritzker Family Trusts and Other Reporting Persons[9]	8,470	*	2,420,151	3.5%	2.1%	3.3%

*	Less than 1% beneficial ownership.
[1]	All references to the number of shares outstanding are as of April 27, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed with the Securities and Exchange Commission on May 3, 2018, as adjusted to account for an aggregate of 2,127,000 shares of Class B Common Stock that were repurchased by the Issuer from the Reporting Persons on May 4, 2018.
[2]	The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 46,469,910 shares of Class A Common Stock outstanding as of April 27, 2018, as adjusted, and assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 68,369,643 shares of Class B Common Stock outstanding as of April 27, 2018, as adjusted, and assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[4]	The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 46,469,910 shares of Class A Common Stock and 68,369,643 shares of Class B Common Stock outstanding as of April 27, 2018, as adjusted.
[5]	With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of April 27, 2018, as adjusted, which is comprised of 46,469,910 shares of Class A Common Stock and 68,369,643 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[6]	See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[7]	See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 119,707 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96, 127,410 SARs that are currently exercisable at an exercise price of $41.74, 140,601 SARs that are currently exercisable at an exercise price of $41.29, 207,381 SARs that are currently exercisable at an exercise price of $43.44, 140,191 SARs that are currently exercisable at an exercise price of $49.39, 135,264 SARs that are currently exercisable at an exercise price of $56.27, 137,550 SARs that are currently exercisable at an exercise price of $47.36 and 61,162 SARs that are currently exercisable at an exercise price of $52.65. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.
[8]	See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[9]	See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

CUSIP No. 448579102	SCHEDULE 13D	Page 14 of 15 Pages

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Trustees of the Linda Pritzker Family Trusts[10]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[11]	—	—	6,457,104	9.4%	5.6%	8.8%
Trustee of the Penny Pritzker Family Trusts and Other Reporting Persons[12]	14,650	*	7,215,797	10.6%	6.3%	9.9%
Trustees of the Daniel F. Pritzker Family Trusts and Other Reporting Persons[13]	12,014	*	6,087,986	8.9%	5.3%	8.3%
The Anthony N. Pritzker Family Foundation[14]	—	—	1,708,000	2.5%	1.5%	2.3%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[15]	—	—	18,837,636	27.6%	16.4%	25.8%
The Pritzker Family Foundation[16]	—	—	—	—	—	—
Pritzker Family Group Totals	36,544	*	66,099,248	96.7%	57.6%	90.5%

[10]	See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[11]	See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[12]	See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[13]	See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[14]	See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[15]	See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[16]	See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

CUSIP No. 448579102	SCHEDULE 13D	Page 15 of 15 Pages

EXHIBIT INDEX

Exhibit	Document Description

1	Joint Filing Agreement, dated as of August 26, 2010, by and among KLP 2010 ANP Mirror Trust A, KLP 2010 ANP Mirror Trust B, KLP 2010 PG Family Trust, Don Family Trust #6-Julia, Don Family Trust #6-Theodore, LaSalle Family Trust #8-Julia, LaSalle Family Trust #8-Theodore, JSPV 2010 LaSalle Mirror Trust #56, TSPV 2010 LaSalle Mirror Trust #60, R.A. Family Trust #6-Julia, R.A. Family Trust #6-Theodore, KLP 2010 A.N.P. Mirror Trust #23, KLP 2010 A.N.P. Mirror Trust #24, KLP 2010 A.N.P. Mirror Trust #29, KLP 2010 A.N.P. Mirror Trust #30, Don Family Trust #6-Allison, ACPS 2010 ECI Mirror Trust #5, LaSalle Family Trust #8-Allison, ACPS 2010 LaSalle Mirror Trust #19, R.A. Family Trust #6-Allison, Don Family Trust #6-Dana, DJPS 2010 ECI Mirror Trust #6, LaSalle Family Trust #8-Dana, DJPS 2010 LaSalle Mirror Trust #46, R.A. Family Trust #6-Dana, KLP 2006-N3 Family Trust, KLP 2006 N-4 Family Trust, JV 2010 N-1 Trust, TV 2010 N-1 Trust, AS 2010 N-1 Trust and DS 2010 N-1 Trust pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 to the Schedule 13D filed with the Securities and Exchange Commission on August 26, 2010 by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees of the trusts listed on Appendix A-1 therein, and CIBC Trust Company (Bahamas) Limited, Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees of the trusts listed on Appendix A-2 therein).

2	Purchase and Sale Agreement, dated as of May 4, 2018, between the Issuer and Andrew D. Wingate and Lucinda S. Falk (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2018).

3	Secretary’s Certificate of CIBC Trust Company (Bahamas) Limited evidencing authority of signatories to sign and file Schedule 13D and related documents on behalf of CIBC Trust Company (Bahamas) Limited.